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--------                                       U. S. SECURITIES AND EXCHANGE COMMISSION                -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
                                         Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person          2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Diamond Shamrock, Inc.                           (Month/Day/Year)       Ultramar Corporation - ULR
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          9/22/96           5. Relationship of Reporting Person   6. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)      Date of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner          (Month/Day/Year)
                                                    curity Number of    ----               ----
   9830 Colonnade Boulevard                         Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)
                    (Street)                                            ----               ----


                                                                           ---------------------------

   San Antonio       Texas             78232
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
                                                     Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                    (Print or Type Responses)
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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      Option                          *       **       Common Stock, par  8,927,500***   $27.20           D           n/a
                                                         value $0.01
                                                          per share
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Explanation of Responses:


*   The option (the "Option") was granted to Diamond Shamrock, Inc. ("Diamond Shamrock") by the issuer pursuant to a Stock Option
    Agreement, dated September 22, 1996 (the "Option Agreement"), concurrently with, and as an inducement and condition to, Diamond
    Shamrock entering into an Agreement and Plan of Merger, dated September 22, 1996, between the issuer and Diamond Shamrock (the
    "Merger Agreement") pursuant to which Diamond Shamrock will merge with and into the issuer.  The Option is exercisable upon the first occurrence of any event that results in Diamond Shamrock being entitled to termination fee under the Merger Agreement an
    ("Purchase Event")

**  The Option expires on the earliest to occur of (i) the effective time of the merger of Diamond Shamrock with the issuer pursuant to the Merger Agreement, (ii) 18 months after the first occurrence of a Purchase Event, and (iii) termination of the
    Merger Agreement prior to the occurrence of a Purchase Event (unless Diamond Shamrock has the right to receive a termination fee following such termination upon the occurrence of certain events, in which case the Option Agreement will not terminate until the later of (a) six months following the time termination fee becomes payable and (b) the expiration of the period in which Diamond Shamrock has such right to receive the termination fee pursuant to the Merger Agreement).

*** The number of shares issuable upon exercise of the Option is subject to (i) upward adjustment so that the number of shares equals 19.9% of the outstanding shares of Common Stock on the date of the Option is exercised, (ii) customary anti-dilution adjustments, and (iii) a cap on the number of shares the effect of which is to limit the value of the option to no more than
    $60 million.


                                                DIAMOND SHAMROCK, INC.

                                                By    /s/ Timothy J. Fretthold                                     October 1, 1996
                                                   ------------------------------------------------------          ---------------
                                                   **Signature of Reporting Person                                      Date
                                                Timothy J. Fretthold
                                                Senior Vice President/Group Executive and General Counsel

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    SEE 18 U.S.C 1001 AND 15 U.S.C 78ff(a)

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
       SEE Instruction 6 for procedure.


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